Exhibit 99.1

ASX Announcement 5 July 2022

AHI Announces Resignation of Auditor &
Appointment of new Auditor

Advanced Human Imaging Ltd (ASX: AHI) (NASDAQ: AHI) (the “Company”) advises that ASIC has today given its consent for the Company’s Auditor, PKF Perth, to resign as Auditor with effect from 5 July 2022.

The Company is pleased to advise that PKF Brisbane has given its consent to be appointed as the new Auditor of the Company, with effect from 5 July 2022.

PKF Perth has advised the Company that the reason why they have tendered their resignation as Auditor of the Company is that they do not presently have the capacity within their Perth office to audit a dual listed ASX / NASDAQ company and hence they have had to step down as Auditor with the consent of ASIC.

This announcement has been approved by the board of Advanced Human Imaging Ltd.

For more information please visit: www.ahi.tech

For more information contact:

Dr Katherine Iscoe	Simon Durack
Chief Executive Officer	CFO & Company Secretary
Advanced Human Imaging Ltd	Advanced Human Imaging Ltd
E: admin@ahi.tech	E: admin@ahi.tech

About Advanced Human Imaging Ltd

AHI has developed and patented a proprietary dimensioning technology that enables our partners and their users to check, track, and assess their vital signs and dimensions using only a smartphone both privately and accurately.

Our goal is to assist our partners by empowering their consumers with this capability. This in return gives our partners the ability to assess, assist, and communicate outcomes with their consumers when navigating day-to-day life and the ongoing fight against chronic disease which accounts for 86% of global healthcare costs.

Whether this is a personal journey to better health, understanding the risk associated with physical condition, tracking the changes they are experiencing through training, dieting, or under medical regimes, or simply wanting to be correctly sized for a garment when shopping online. The AHI technology delivers this seamlessly, privately, and cost-effectively in only a few minutes.

Our partner benefits from our software as a service pricing solution, that reduces with scale. Integration is made easy with the AHI modular system, based on multiple software development kits (SDKs), allowing a partner to select the functions, measurements, and displays to suit their individual needs.

AHI has developed this capability by leveraging the power of Computer Vision, Machine Learning, and patented algorithms, to process these images on secure, enterprise-level infrastructure, delivering an end-to- end experience that is unrivalled in the industry. AHI simplifies the collection of measurements and removes the human error present in traditional methods.

The link below is a brief video showcasing our current offering and will assist you in understanding our value proposition. CompleteScan - The Future of Health Assessments

Advanced Human Imaging Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech